UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

A.D.A.M. Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00088U108
(CUSIP Number)

September 13, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 00088U108	Page 2 of 8 Pages

1	Names of Reporting Persons SPHERA GLOBAL HEALTHCARE MASTER FUND
I.R.S. Identification Nos. of above persons (entities only)
N/A

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☒
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)
0.00%

12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No. 00088U108	Page 3 of 8 Pages

1	Names of Reporting Persons
SPHERA GLOBAL HEALTHCARE FUND

I.R.S. Identification Nos. of above persons (entities only)
N/A

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☒
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)
0.00%

12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 00088U108	Page 4 of 8 Pages

1	Names of Reporting Persons
SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

I.R.S. Identification Nos. of above persons (entities only)
N/A

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☒
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization Israel

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)
0.00%

12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 00088U108	Page 5 of 8 Pages

1	Names of Reporting Persons
SPHERA GLOBAL HEALTHCARE GP LTD.

I.R.S. Identification Nos. of above persons (entities only)
N/A

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☒
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization Israel

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)
0.00%

12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 00088U108	Page 6 of 8 Pages

Item 1(a)	Name of Issuer:

A.D.A.M. Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

10 10th Street NE, Suite 525, Atlanta, Georgia 30309-3848

Item 2(a)	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	SPHERA GLOBAL HEALTHCARE MASTER FUND (“Master Fund”)

ii)	SPHERA GLOBAL HEALTHCARE FUND (“Global Fund”)

iii)	SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P. (“Management”)

iv)	SPHERA GLOBAL HEALTHCARE GP Ltd. (“GP”)

This statement related to Shares (as defined herein below) held by Master Fund.  Approximately 100% of Master Fund is owned by Global Fund.  Management has voting and investment power with respect to securities owned by Master Fund, and GP has voting and investment power and control over Management.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

For Master Fund and Global Fund, P.O. Box 309, Ugland House, Grand Cayman KY1-1104 Cayman Islands.  For Management and GP, Platinum House, 21 Ha'arba'ah Street, Tel Aviv 64739 Israel.

Item 2(c)	Citizenship:

1)	Cayman Islands

2)	Cayman Islands

3)	Israel

4)	Israel

Item 2(d)	Title of Class of Securities: Common Stock (the "Shares").

Item 2(e)	CUSIP Number: 00088U108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of zero (0) Shares.

SCHEDULE 13G

CUSIP No. 00088U108	Page 7 of 8 Pages

Item 4(b)	Percent of Class:
According to the Issuer’s Form 10-Q filed on August 12, 2010, the number of Shares outstanding as of June 30, 2010 was 9,971,360.  Each of the Reporting Persons may be deemed to be the beneficial owner of 0 of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Master Fund

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Global Fund

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Management

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

GP

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
SPHERA GLOBAL HEALTHCARE MASTER FUND

Item 8.	Identification and Classification of Members of the Group:
SPHERA GLOBAL HEALTHCARE MASTER FUND
SPHERA GLOBAL HEALTHCARE FUND
SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.
SPHERA GLOBAL HEALTHCARE GP Ltd.
Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SCHEDULE 13G

CUSIP No. 00088U108	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 15, 2010	SPHERA GLOBAL HEALTHCARE MASTER FUND
		By:	/s/ Doron Breen
		Name:	Doron Breen
		Title:	Director

Date:	September 15, 2010	SPHERA GLOBAL HEALTHCARE FUND
		By:	/s/ Doron Breen
		Name:	Doron Breen
		Title:	Director

Date:	September 15, 2010	SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.
		By:	/s/ Doron Breen
		Name:	Doron Breen
		Title:	Authorized Signatory

Date:	September 15, 2010	SPHERA GLOBAL HEALTHCARE GP Ltd.
		By:	/s/ Doron Breen
		Name:	Doron Breen
		Title:	Director

Date:	September 15, 2010

Joint Filing Agreement

                        In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value, of A.D.A.M. Inc.

                        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of September, 2010.

SPHERA GLOBAL HEALTHCARE MASTER FUND

By: /s/ Doron Breen
Name: Doron Breen
Title: Director

SPHERA GLOBAL HEALTHCARE FUND

By: /s/ Doron Breen
Name: Doron Breen
Title: Director

SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

By: /s/ Doron Breen
Name: Doron Breen
Title: Authorized Signatory

SPHERA GLOBAL HEALTHCARE GP Ltd.
By: /s/ Doron Breen
Name: Doron Breen
Title: Director